

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 11
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

July 29, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

    (1)   Letter to shareholders, dated October 10, 2003, extending the offer to November 7, 2003.

Part II - Information not Required to be sent to Security Holders

Exhibits:

    (1)   Substantial Security Holder Notice filed with the New Zealand Stock Exchange on October 10, 2003.

    (2)   Substantial Security Holder Notice filed with the New Zealand Stock Exchange on October 10, 2003.

    (3)   Notice of Satisfaction of Conditions pursuant to Section 25 of the Takeovers Code, as filed with the New Zealand Stock Exchange on October 10, 2003.

Part III – Consent to Service of Process

    Filed with original Form C-B.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **TOLL HOLDINGS LIMITED**

By: _____
Name: Paul Little
Title: Director

By: _____
Name: Bernard McInerney
Title   Secretary

TOLL GROUP (NZ) LIMITED
Signed by its authorised representative:

Exhibit (1)

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

[ ] Notice that a person has become a substantial security holder *(section 20(3))*	[ ] Notice that a person has ceased to be a substantial security holder *(section 21(3))*
[✓] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest *(section 21(1))*	[ ] Notice of a change in the nature of relevant interest held by a substantial security holder *(section 22)*

1*.
Tranz Rail Holdings Limited
Name of public issuer

Toll Group (NZ) Limited
Name of substantial security holder

KPMG Auckland, 9 Princess Street, Auckland, New Zealand
Address of substantial security holder

Bernard McInerney   00613 9694 2843
Contact name for queries   Telephone number

2*.
172,411,748   210,239,137   82.01%

Total number of voting securities of the public issuer in which a relevant interest is held   Total number of voting securities issued by public issuer   Total percentage

Ordinary Shares   One per share

Class of voting securities   Number of votes attached to each voting security in that class

3*.   BENEFICIAL RELEVANT INTERESTS   NON-BENEFICIAL RELEVANT INTERESTS

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
42,034,153	130,377,595
Number of voting securities of the class in which a beneficial relevant interest is held	Number of voting securities of the class in which a non-beneficial relevant interest is held
19.99%	62.02%
Percentage held at date of THIS notice	Percentage held at date of THIS notice
19.99%	53.47%
Percentage held at date of LAST notice (if any)	Percentage held at date of LAST notice (if any)

4*.   DETAILS OF EACH RELEVANT INTEREST   DETAILS OF EACH RELEVANT INTEREST

5*.

	Various
Name(s) of registered holder(s)	Name(s) of registered holder(s)

6*.

		5(1)(f)	10/10/03
Date(s) of transaction(s)		Provision(s) of section 5	Date(s) of transaction(s)

7*.

	$ *(NZ$)*	17,979,861	$1.10 per share*(NZ$)*
Number of voting securities	Consideration (expressed in NZ$)	Number of voting securities	Consideration (expressed in NZ$)

Acquisition of a relevant interest in ordinary shares pursuant to acceptances received in respect of the full offer for all equity securities in Tranz Rail Holdings Limited dated 26 July 2003.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice

....

is not required to be filed [✓]

....

has already been filed with the notice dated

....

9*.

	9 October 2003	
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

	Kevin Jaffe	10 October 2003
Signature (unless filed by electronic means other than facsimile)	Full name	Date

5

Form 1 - *continued*

NOTES

These notes do not form part of the notice. Every notice must contain the information specified in the form and the information required by regulations 6 to 14.

1. **Stock Exchange** - A copy of this notice must be sent to the New Zealand Stock Exchange, or any other stock exchange registered under the Sharebrokers Act 1908, on which the securities of the public issuer are listed at the same time as it is sent to the public issuer.

2. **Overall totals** - Give -
   (a) The total number of the public issuer's voting securities in which a relevant interest is held:
   (b) The total number of voting securities issued by the public issuer. The most recent statement given by the public issuer to security holders of the total number of voting securities issued by the public issuer should be used unless the person giving the notice knows that that number is not correct and knows the correct number:
   (c) The total percentage in which a relevant interest is held.

3. **Beneficial/Non-beneficial relevant interests** - A person has a beneficial relevant interest in a voting security if that person is a beneficial owner of the security. A person has a non-beneficial relevant interest in a voting security if the person has a relevant interest in the security other than by reason of being a beneficial owner of the security.

   Where a relevant interest has changed in nature from being a non-beneficial to a beneficial relevant interest (or vice versa), complete both columns to show the effect of the change in nature of the relevant interest.

   Class - If a relevant interest is held in the voting securities of more than one class, fill out a separate table for each class, and annex it to the notice.

4. **Which relevant interests are to be disclosed** - Give details of the following relevant interests:
   (a) In the case of a notice that a person has become a substantial security holder, every relevant interest:
   (b) In the case of a notice of a change in total number of voting securities in which relevant interest is held, the relevant interest(s) affected by the transaction or transactions from which the change results:
   (c) In the case of a notice that a person has ceased to be a substantial security holder, the relevant interest(s) affected by the transaction or transactions as a result of which the person ceased to be a substantial security holder:
   (d) In the case of a notice of a change in the nature of a relevant interest, the relevant interest(s) in respect of which there has been a change in nature.

5. **Registered holders** - Give the name of the registered holder(s) of the voting securities, or the name of the person(s) who are intended to be the registered holder(s) once any transfers involved in the transactions giving rise to the notice have been registered.

   If the substantial security holder has relevant interests in more than one registered holding, give details of each of those registered holdings, and annex it to the notice.

6. **Details of non-beneficial relevant interests** - In respect of each non-beneficial relevant interest required to be disclosed, give the provision(s) of section 5 of the Securities Markets Act 1988 under which the relevant interest arises.

7. **Details of transactions** - In respect of each transaction pursuant to which the relevant interest was acquired or disposed of, or from which the change results, give -
   (a) The date of the transaction pursuant to which the relevant interest was acquired or disposed of, or otherwise arose or ceased, or from which the change in number or nature results:
   (b) The number of voting securities affected by that transaction:
   (c) The consideration (if any), for that transaction, expressed in New Zealand dollars (including the value of benefits received or to be received (if any):
   (d) A description of the nature of that transaction, including the names (if known) of the other party or parties to that transaction (unless it is a transaction on the stock exchange).

Eg Listing on New Zealand Stock Exchange:
   Joint venture with [*name*]:
   Sale on the New Zealand Stock Exchange:
   Off-market purchase from [*name*]:
   Exercise of right of purchase under an option to acquire voting securities.

If a relevant interest was acquired or disposed of, or otherwise arose or ceased, from more than one transaction, or if the change in number or nature of the relevant interest results from more than one transaction, give the details for each transaction separately, and annex it to the notice.

However, give the details in aggregate for stock exchange transactions as follows:
   (a) The date of the transaction may be expressed as the date of the beginning and the date of the end of the period over which the stock exchange transactions occurred:
   (b) Information as to the number of voting securities and the consideration may be expressed as an aggregate number or amount for that period.

If the substantial security holder has 2 or more relevant interests in the same voting security, or in different voting securities, of the public issuer, the information prescribed by regulation 10 must be disclosed for each relevant interest, and annexed to form 1.

8. **Documents required to accompany notice in case of non-beneficial relevant interests or change in nature of relevant interest** - The notice must be accompanied by, or have annexed, relevant documentation if the notice discloses -
   (a) A relevant interest that arises, or a change in the total number of voting securities in which a relevant interest is held, other than by reason of the substantial security holder having, or ceasing to have, a beneficial relevant interest in any voting securities; or
   (b) A change in the nature of any relevant interest, including any amendments to relevant documentation in respect of a relevant interest.

   "Relevant documentation" means -
   (a) Copies of every written contract, agreement, deed, or instrument; or
   (b) Copies of any written document recording the material terms of any oral agreement; or
   (c) If there are no such documents, a memorandum in writing specifying the material terms of any trust, agreement, arrangement, or understanding, -
   from which the relevant interest arises, or the change results, or, in the case of a notice that discloses a change in the nature of any relevant interest, from which the change in the nature of any relevant interest results.
   It does not include a document that has accompanied, or been annexed to, another notice given to the same person under Part II of the Act, if the current notice indicates the date of the other notice.
   Neither does it include a document in respect of a stock exchange transaction.

9. **Miscellaneous** - Give -
   (a) The number of pages that accompany the notice (if any):
   (b) The date of the last notice (if any) given to the public issuer in compliance with Part II of the Securities Markets Act 1988 by the person(s) on whose behalf this notice is given:
   (c) The names of any other person(s) who are believed also to have given, or to be intending to give, a notice under the regulations in relation to the securities to which the notice relates.

6

Exhibit (2)

Form 1
(Securities Markets Act 1988)
Substantial Security Holder Notice

Tick the appropriate box(es)

☐	Notice that a person has become a substantial security holder *(section 20(3))*	☐ Notice that a person has ceased to be a substantial security holder *(section 21(3))*
✓	Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest *(section 21(1))*	☐ Notice of a change in the nature of relevant interest held by a substantial security holder *(section 22)*

1*.

Tranz Rail Holdings Limited
Name of public issuer

Toll Group (NZ) Limited
Name of substantial security holder

KPMG Auckland, 9 Princess Street, Auckland, New Zealand
Address of substantial security holder

Bernard McInerney	00613 9694 2843
Contact name for queries	Telephone number

2*.

173,797,906	210,239,137	82.67%
Total number of voting securities of the public issuer in which a relevant interest is held	Total number of voting securities issued by public issuer	Total percentage

Ordinary Shares	One per share
Class of voting securities	Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
173,797,906	0
Number of voting securities of the class in which a beneficial relevant interest is held	Number of voting securities of the class in which a non-beneficial relevant interest is held
82.67%	0%
Percentage held at date of THIS notice	Percentage held at date of THIS notice
19.99%	62.02%
Percentage held at date of LAST notice (if any)	Percentage held at date of LAST notice (if any)

4*.

DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST

5*.

Various	
Name(s) of registered holder(s)	Name(s) of registered holder(s)

6*.

10/10/2003		
Date(s) of transaction(s)	Provision(s) of section 5	Date(s) of transaction(s)

7*.

131,763,753	$1.10 per share*(NZ$)*		$ *(NZ$)*
Number of voting securities	Consideration (expressed in NZ$)	Number of voting securities	Consideration (expressed in NZ$)

Acquisition of a relevant interest in ordinary shares pursuant to acceptances received in respect of the full offer for all equity securities in Tranz Rail Holdings Limited dated 26 July 2003 which was declared unconditional on 10/10/2003.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice
....
is not required to be filed   ✓
....
has already been filed with the notice dated
....

9*.

	10 October 2003	
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

	Kevin Jaffe	10 October 2003
Signature (unless filed by electronic means other than facsimile)	Full name	Date

8

Form 1 - *continued*

NOTES

These notes do not form part of the notice. Every notice must contain the information specified in the form and the information required by regulations 6 to 14.

1. **Stock Exchange** - A copy of this notice must be sent to the New Zealand Stock Exchange, or any other stock exchange registered under the Sharebrokers Act 1908, on which the securities of the public issuer are listed at the same time as it is sent to the public issuer.

2. **Overall totals** - Give -
   (a) The total number of the public issuer's voting securities in which a relevant interest is held:
   (b) The total number of voting securities issued by the public issuer. The most recent statement given by the public issuer to security holders of the total number of voting securities issued by the public issuer should be used unless the person giving the notice knows that that number is not correct and knows the correct number:
   (c) The total percentage in which a relevant interest is held.

3. **Beneficial/Non-beneficial relevant interests** - A person has a beneficial relevant interest in a voting security if that person is a beneficial owner of the security. A person has a non-beneficial relevant interest in a voting security if the person has a relevant interest in the security other than by reason of being a beneficial owner of the security.

   Where a relevant interest has changed in nature from being a non-beneficial to a beneficial relevant interest (or vice versa), complete both columns to show the effect of the change in nature of the relevant interest.

   Class - If a relevant interest is held in the voting securities of more than one class, fill out a separate table for each class, and annex it to the notice.

4. **Which relevant interests are to be disclosed** - Give details of the following relevant interests:
   (a) In the case of a notice that a person has become a substantial security holder, every relevant interest:
   (b) In the case of a notice of a change in total number of voting securities in which relevant interest is held, the relevant interest(s) affected by the transaction or transactions from which the change results:
   (c) In the case of a notice that a person has ceased to be a substantial security holder, the relevant interest(s) affected by the transaction or transactions as a result of which the person ceased to be a substantial security holder:
   (d) In the case of a notice of a change in the nature of a relevant interest, the relevant interest(s) in respect of which there has been a change in nature.

5. **Registered holders** - Give the name of the registered holder(s) of the voting securities, or the name of the person(s) who are intended to be the registered holder(s) once any transfers involved in the transactions giving rise to the notice have been registered.

   If the substantial security holder has relevant interests in more than one registered holding, give details of each of those registered holdings, and annex it to the notice.

6. **Details of non-beneficial relevant interests** - In respect of each non-beneficial relevant interest required to be disclosed, give the provision(s) of section 5 of the Securities Markets Act 1988 under which the relevant interest arises.

7. **Details of transactions** - In respect of each transaction pursuant to which the relevant interest was acquired or disposed of, or from which the change results, give -
   (a) The date of the transaction pursuant to which the relevant interest was acquired or disposed of, or otherwise arose or ceased, or from which the change in number or nature results:
   (b) The number of voting securities affected by that transaction:
   (c) The consideration (if any), for that transaction, expressed in New Zealand dollars (including the value of benefits received or to be received (if any):
   (d) A description of the nature of that transaction, including the names (if known) of the other party or parties to that transaction (unless it is a transaction on the stock exchange).

   Eg Listing on New Zealand Stock Exchange:
   Joint venture with [*name*]:
   Sale on the New Zealand Stock Exchange:
   Off-market purchase from [*name*]:
   Exercise of right of purchase under an option to acquire voting securities.

   If a relevant interest was acquired or disposed of, or otherwise arose or ceased, from more than one transaction, or if the change in number or nature of the relevant interest results from more than one transaction, give the details for each transaction separately, and annex it to the notice.

   However, give the details in aggregate for stock exchange transactions as follows:
   (a) The date of the transaction may be expressed as the date of the beginning and the date of the end of the period over which the stock exchange transactions occurred:
   (b) Information as to the number of voting securities and the consideration may be expressed as an aggregate number or amount for that period.

   If the substantial security holder has 2 or more relevant interests in the same voting security, or in different voting securities, of the public issuer, the information prescribed by regulation 10 must be disclosed for each relevant interest, and annexed to form 1.

8. **Documents required to accompany notice in case of non-beneficial relevant interests or change in nature of relevant interest** - The notice must be accompanied by, or have annexed, relevant documentation if the notice discloses -
   (a) A relevant interest that arises, or a change in the total number of voting securities in which a relevant interest is held, other than by reason of the substantial security holder having, or ceasing to have, a beneficial relevant interest in any voting securities; or
   (b) A change in the nature of any relevant interest, including any amendments to relevant documentation in respect of a relevant interest.

   "Relevant documentation" means -
   (a) Copies of every written contract, agreement, deed, or instrument; or
   (b) Copies of any written document recording the material terms of any oral agreement; or
   (c) If there are no such documents, a memorandum in writing specifying the material terms of any trust, agreement, arrangement, or understanding, -
   from which the relevant interest arises, or the change results, or, in the case of a notice that discloses a change in the nature of any relevant interest, from which the change in the nature of any relevant interest results.
   It does not include a document that has accompanied, or been annexed to, another notice given to the same person under Part II of the Act, if the current notice indicates the date of the other notice.
   Neither does it include a document in respect of a stock exchange transaction.

9. **Miscellaneous** - Give -
   (a) The number of pages that accompany the notice (if any):
   (b) The date of the last notice (if any) given to the public issuer in compliance with Part II of the Securities Markets Act 1988 by the person(s) on whose behalf this notice is given:
   (c) The names of any other person(s) who are believed also to have given, or to be intending to give, a notice under the regulations in relation to the securities to which the notice relates.

9

Exhibit (3)



Toll Holdings Limited
ABN 25 006 592 089
and subsidiaries

8/380 St Kilda Road
Melbourne Victoria 3004

Tel: 61 3 9694 2888
Fax: 61 3 9694 2880

10 October 2003

Notice of Satisfaction of Conditions
(Pursuant to Rule 25 of the Takeovers Code)

Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Cnr Northcote & Taharoto Roads
Takapuna
AUCKLAND

Toll Group (NZ) Limited ("Toll") hereby gives notice that all conditions in its takeover offer dated 26 July 2003 ("the Offer") have been satisfied or are hereby waived. The Offer is therefore unconditional.

Bernard McInerney
Company Secretary
for and on behalf of Toll Group (NZ) Limited

cc   Takeovers Panel
        NZX

11

AK032040283


GROUP

Toll Holdings Limited
ABN 25 006 592 089
and subsidiaries

8/380 St Kilda Road
Melbourne Victoria 3004

Tel: 61 3 9694 2888
Fax: 61 3 9694 2880

10 October 2003

Dear Tranz Rail Shareholders and Optionholders

Notice of Variation of Takeover Offer for Tranz Rail Holdings Limited ("Tranz Rail") pursuant to Rule 24(3) of the Takeovers Code

We refer to our offer dated 26 July 2003 to acquire up to 100% of the shares and options of Tranz Rail ("the Offer") which is now unconditional.

Toll hereby gives notice that pursuant to Rule 24(3) of the Takeovers Code the Offer is being varied by extending the date by which acceptances of the Offer must be received to 6.00pm on 7 November 2003.

Other than the extension of the offer period all other terms of the Offer remain the same.

If you have already accepted the Offer, those acceptances will remain valid.

Bernard McInerney
Company Secretary
for and on behalf of Toll Group (NZ) Limited

INCORPORATING TOLL HOLDINGS LIMITED ACN 006 592 089 AND SUBSIDIARIES
A.B.N 25 006 592 089

The Total Logistics Solution

12

AK032800048